UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2024

Commission File No.: 001-38909

AGBA GROUP HOLDING LIMITED

AGBA Tower
68 Johnston Road
Wanchai, Hong Kong SAR
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Forward Share split

As previously announced, the shareholders of AGBA Group Holding Limited (the “Company”) at the Extraordinary General Meeting of Shareholders of the Company held on September 19, 2024 approved the proposal No. 9, the Revised Charter Amendment Proposal, among other proposals. Pursuant to such proposal, the Company will effect a 1 to 1.9365 forward share split in the form of a dividend (the “Share Split”) with a record date of September 30, 2024 (the “Record Date”). The payment date is October 1, 2024 (the “Payment Date”). The Share Split will entitle each shareholder of the Company’s ordinary shares (“AGBA Ordinary Shares”) as of the Record Date to receive 1.9365 AGBA Ordinary Share for each one AGBA Ordinary Share owned, and will result in an increase in the total number of authorized AGBA Ordinary Shares from 1,500,000,000 to 2,904,753,145, as well as a reduction in the par value of each AGBA Ordinary Share from $0.001 to $0.000516395. The shares issued as a result of the Share Split will be distributed on the Payment Date. Fractional shares will not be issued and will be rounded up to the next whole share.

AGBA Ordinary Shares will begin trading on a split-adjusted basis at the open of business on October 2, 2024. The trading symbol for AGBA Ordinary Shares, “AGBA,” remains unchanged.

Immediately after the Share Split, each shareholder’s percentage ownership interest in the Company and proportional voting power remains unchanged. The rights and privileges of the holders of AGBA Ordinary Shares will be unaffected by the Share Split.

On October 1, 2024, the Company filed a restatement to the Company’s memorandum and articles of association being its Seventh Amended and Restated Memorandum and Articles of Association to supersede and replace in its entirety the Company’s Sixth Amended and Restated Memorandum and Articles of Association to, among other things, effect the Share Split. A copy of the Seventh Amended and Restated Memorandum and Articles is filed herewith as Exhibits 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Seventh Amended and Restated Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGBA GROUP HOLDING LIMITED

By:	/s/ Shu Pei Huang, Desmond
	Name:	Shu Pei Huang, Desmond
	Title:	Acting Group Chief Financial Officer

Dated: October 1, 2024

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